December 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Amendment No. 7. to Registration Statement on Form S-1 Filed November 8, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated December 11, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No 7. to the Company’s Registration Statement on Form S-1, publicly filed on November 29, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment No. 8”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 8.

Amendment No. 7 to Registration Form on S-1

Capitalization, page 28

1.	We note that the balance of cash and cash equivalents as of September 30, 2024 presented in the capitalization table does not agree with the balance presented in your September 30, 2024 balance sheet. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the balance of cash and cash equivalents as of September 30, 2024 presented in the capitalization table to agree with the balance presented in its September 30, 2024 balance sheet.

1270 Avenue of the Americas, Suite 2800 ◆ New York, NY 10020 ◆ Phone: (212) 980-7200 ◆ Fax: (212) 980-7292
CALIFORNIA DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

December 11, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Three and Nine Months Ended September 30, 2024 to the Three and Nine Months Ended September 30, 2023, page 30

2.	We note that your disclosure in regard to the comparison of the three and nine months ended September 30, 2024 to the three and nine months ended September 30, 2024 is incomplete. Please review and revise as necessary. Refer to Item 303(c) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure in regard to the comparison of the three and nine months ended September 30, 2024 to the three and nine months ended September 30, 2024 in accordance with Item 303(c) of Regulation S-K.

* * *

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.